Exhibit 99.1

Financial News

CIBC Declares Dividends for the Quarter Ending July 31, 2020

Toronto, ON – May 28, 2020 – CIBC (TSX: CM; NYSE: CM) announced today that its Board of Directors declared a dividend of $1.46 per share on common shares for the quarter ending July 31, 2020 payable on July 28, 2020 to shareholders of record at the close of business on June 29, 2020.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the period ending July 31, 2020 payable on July 28, 2020 to shareholders of record at the close of business on June 29, 2020;

Series 39 - $0.232063

Series 41 - $0.244313

Series 43 - $0.225000

Series 45 - $0.275000

Series 47 - $0.281250

Series 49 - $0.325000

Series 51 - $0.321875

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com